UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K
CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D) OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 5, 2025

PROVIDENT BANCORP, INC.
(Exact Name of Registrant as Specified in Charter)

Maryland	001-39090	84-4132422
(State or Other Jurisdiction	(Commission File No.)	(I.R.S. Employer
of Incorporation)		Identification No.)

5 Market Street, Amesbury, Massachusetts	01913
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (978) 834-8555

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common stock	PVBC	The NASDAQ Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into Material Definitive Agreement.

On June 5, 2025, NB Bancorp, Inc. (the “Company”), Needham Bank, a wholly-owned subsidiary of the Company (“Needham Bank”), 1828 MS, Inc., a wholly owned subsidiary of the Company formed solely to facilitate the transaction (the “Merger Sub” and together with the Company and Needham Bank, “Needham”), Provident Bancorp, Inc. (“Provident”) and BankProv, a wholly owned subsidiary of Provident, entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, Needham will acquire Provident and BankProv through the merger of Merger Sub with and into Provident (the “Merger”) followed as soon as reasonably practicable by the merger of Provident with and into the Company, with the Company as the surviving entity (the “Holdco Merger”). The Merger Agreement further provides that after the Holdco Merger, at a time selected by Buyer, BankProv will merge with and into Needham Bank, with Needham Bank as the surviving entity (the “Bank Merger” and, together with the Merger and the Holdco Merger, the “Merger Transaction”).

The Merger Agreement was unanimously approved by the Boards of Directors of each of Needham and Provident.

Subject to the fulfillment or, if permissible, waiver of the closing conditions under the Merger, certain of which are described below, the Company anticipates that the Merger will close during the fourth quarter of 2025.

Treatment of Provident Common Stock in Merger

Prior to the effective time of the Merger (the “Effective Time”), shareholders of Provident will have the right elect to receive for each share of Provident common stock either (i) 0.691 shares of Company common stock (the “Stock Consideration”) or (ii) $13.00 in cash (the “Cash Consideration”), subject to proration procedures to ensure that 50% of the shares of Provident common stock receive the Stock Consideration. When taken together, the Stock Consideration and the Cash Consideration are sometimes referred to in this Form 8-K as the “Merger Consideration.”

Voting Agreements

On June 5, 2025, in connection with the execution of the Merger Agreement, the Company entered into voting agreements (the “Voting Agreements”) with all Provident directors and certain executive officers and their affiliates with voting power, who in the aggregate have the power to vote approximately 4.17% of Provident common stock. The Voting Agreements provide that, subject to the terms and conditions thereof, each of the directors and executive officers of Provident, solely in their capacity as shareholders of Provident, will vote the shares of Provident common stock she or he owns in favor of the adoption and approval of the Merger Agreement.

Representations, Warranties and Covenants in Merger Agreement

The Merger Agreement contains various representations and warranties from the Company, Needham Bank, Merger Sub, Provident and BankProv, and each party has agreed to various covenants, including, among others, covenants relating to (i) the conduct of its business during the interim period between the execution of the Merger Agreement and the Effective Time, (ii) in the case of Provident, its obligation to call a meeting of its shareholders to adopt the Merger Agreement, and, subject to certain exceptions, the obligation of its Board of Directors to recommend that its shareholders adopt the Merger Agreement and (iii) certain non-solicitation obligations with respect to alternative business combination proposals.

Closing Conditions in Merger Agreement

The completion of the Merger is subject to various closing conditions, including, (i)  approval by the approval of the holders of a majority of the Provident common stock, (ii) the receipt of all required regulatory approvals, including the approval of the Board of Governors of the Federal Reserve System, the Massachusetts Commissioner of Banks and the Massachusetts Housing Partnership Fund, in each case without the imposition of a “burdensome condition” as defined in the Merger Agreement, (iii) the effectiveness of the registration statement on Form S-4 to be filed with the Securities and Exchange Commission (the “SEC”) by the Company in connection with the transactions contemplated by the Merger Agreement, and (iv) the absence of any order, injunction, decree or other legal restraint preventing the completion of the Merger Transaction or making them illegal. Each party’s obligation to complete the Merger Transactions is also subject to additional customary conditions, including (a) the accuracy of the representations and warranties of the other party, subject to certain materiality qualifiers, (b) the performance in all material respects by each party of its obligations under the Merger Agreement, and (c) receipt by such party of an opinion from its counsel to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

Termination Rights in Merger Agreement

The Merger Agreement provides certain termination rights for both the Company and Provident. The Merger Agreement can be terminated by mutual written consent, or by either party (i) if there is a final, non-appealable order, decree or ruling permanently enjoining or otherwise prohibiting the consummation of the Merger, (ii) if the Merger has not been consummated by the one year anniversary of the Merger Agreement, (iii) if Provident’s shareholders fail to adopt and approve the Merger Agreement, or (iv) if the other party has breached its representations, warranties or covenants in a way that prevents satisfaction of a closing condition, subject to a cure period. Additionally, the Company may terminate the Merger Agreement if Provident’s board of directors changes its recommendation that its shareholders vote to adopt and approve the Merger Agreement.

The Merger Agreement further provides that a termination fee of $8,500,000 will be payable by Provident in connection with the termination of the Merger Agreement under certain circumstances.

Treatment of Provident Equity Awards in Merger

As of the Effective Time, each option to purchase shares of Provident common stock (a “Provident stock option”) that is outstanding and unexercised immediately prior to the Effective Time will, automatically and without any required action on the part of the holder thereof, fully vest (to the extent not vested) and be canceled, and at the Effective Time, the holder will receive an amount of cash equal to the product of (i) the number of shares of Provident common stock provided for in each such Provident stock option, and (ii) the excess, if any, of (x) the per share cash equivalent consideration (as defined in the Merger Agreement) over (y) the exercise price of the option. Any Provident stock option for which the exercise price exceeds the per share cash equivalent consideration shall be cancelled as of the Effective Time without payment.

As of the Effective Time, each Provident stock award (other than options) subject to vesting or other time-based lapse restrictions that is outstanding and unvested immediately prior to the Effective Time will automatically vest and will be entitled to receive the Merger Consideration.

Other Information Regarding Merger Agreement and Voting Agreements

The foregoing summaries of the Merger Agreement and the Voting Agreements are not complete and are qualified in their entirety by reference to the full text of the Merger Agreement and form of Voting Agreement, which are attached as Exhibit 2.1 and Exhibit 99.1, respectively, to this Form 8-K and are incorporated herein by reference in their entirety.

The representations, warranties and covenants of each party set forth in the Merger Agreement have been made only for the purposes of, and were and are solely for the benefit of the parties to, the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the Company and Provident instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and investors should not rely on them as statements of fact. In addition, such representations and warranties will not survive consummation of the Merger and were made only as of the date of the Merger Agreement, or such other date as is specified in the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any factual information regarding the Company or Provident, their respective affiliates or their respective businesses. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Company, Provident, their respective affiliates or their respective businesses, the Merger Agreement and the Merger Transaction that will be contained in, or incorporated by reference into, the Registration Statement on Form S-4 that will include a proxy statement of Provident and a prospectus of the Company, as well as in the Forms 10-K, Forms 10-Q and other filings that each of the Company and Provident have made and will make with SEC.

Caution Regarding Forward-Looking Statements

This Form 8-K contains “forward-looking statements” within the meaning of section 27A of the Securities Act of 1933, as amended, and section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements regarding anticipated future events and can be identified by the fact that they do not relate strictly to historical or current facts. You can identify these statements from the use of the words “may,” “will,” “should,” “could,” “would,” “plan,” “potential,” “estimate,” “project,” “believe,” “intend,” “anticipate,” “expect,” “target” and similar expressions. Forward-looking statements, by their nature, are subject to risks and uncertainties. There are many factors that could cause actual results to differ materially from expected results described in the forward-looking statements.

Factors relating to the proposed transaction that could cause or contribute to actual results differing materially from expected results include, but are not limited to, the possibility that revenue or expense synergies or the other expected benefits of the transaction may not materialize in the timeframe expected or at all, or may be more costly to achieve; potential adverse reactions or changes to customer or employee relationships, including those resulting from the announcement or completion of the proposed transaction; the inability to timely implement onboarding or transition plans and other consequences associated with the merger; the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction); the failure to obtain Provident shareholder approval or to satisfy any of the other conditions to the proposed transaction on a timely basis or at all or other delays in completing the proposed transaction; the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement; the outcome of any legal proceedings that may be instituted against Needham or Provident in connection with the proposed transaction; the possibility that the proposed transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention to transaction-related issues instead of ongoing business operations and opportunities; the dilution caused by Needham’s issuance of additional shares of its capital stock in connection with the proposed transaction; continued pressures and uncertainties within the banking industry and Needham and Provident’s markets, including changes in interest rates and deposit amounts and composition, adverse developments in the level and direction of loan delinquencies, charge-offs, and estimates of the adequacy of the allowance for credit losses, increased competitive pressures, asset and credit quality deterioration, and legislative, regulatory, and fiscal policy changes and related compliance costs; the impacts of tariffs, sanctions and other trade policies of the United States and its global trading counterparts; changes in general economic conditions, including potential recessionary conditions; and changes in the securities markets and other risks and uncertainties.

These forward-looking statements are also subject to the risks and uncertainties applicable to the Company’s and Provident’s respective businesses generally that are disclosed in the Company’s and Provident’s respective 2024 Annual Reports on Form 10-K. The Company’s and Provident’s SEC filings are accessible on the SEC’s website at www.sec.gov and on their respective corporate websites at investors.bankprov.com and nbbancorp.com. These web addresses are included as inactive textual references only. Information on these websites is not part of this document. For any forward-looking statements made in this Form 8-K, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Except as required by law, Company specifically disclaims any obligation to update any forward-looking statements as a result of developments occurring after the date of this Form 8-K.

Additional Information and Where to Find It

In connection with the Merger Transaction, the Company intends to file with the SEC a Registration Statement on Form S-4 that will include a Proxy Statement of Provident and a Prospectus of the Company (the “proxy statement/prospectus”), as well as other relevant documents concerning the proposed transaction. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. INVESTORS AND SHAREHOLDERS OF THE COMPANY AND PROVIDENT ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN THEY BECOME AVAILABLE AND EACH OTHER RELEVANT DOCUMENT FILED WITH THE SEC, AS WELL AS ANY AMENDMENT OR SUPPLEMENT TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A copy of the definitive proxy statement/prospectus, as well as other filings containing information about the Company and Provident, can be obtained without charge, at the SEC’s website (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to the Company’s Investor Relations team via email at ir@NeedhamBank.com or by telephone at (781) 474-5408, or to Provident’s Investor Relations, via email at kfisher@bankprov.com or by telephone at (603) 318-2660.

Participants in the Solicitation

Provident and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Provident in connection with the proposed transaction under the rules of the SEC. Information regarding Provident’s directors and executive officers is available in its definitive proxy statement relating to its 2025 Annual Meeting of Shareholders, which was filed with the SEC on April 15, 2025, its Annual Report on Form 10-K for the year ended December 31, 2024, which was filed with the SEC on March 31, 2025, and other documents filed by Provident with the SEC. Other information regarding the participants in the proxy solicitation, and a description of their direct and indirect interests, will be included in the proxy statement/prospectus and other relevant materials filed with the SEC, which may be obtained free of charge as described in the preceding paragraph.

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Upon and subject to the completion of the Merger, Joseph B. Reilly, Provident’s Director, President and Chief Executive Officer will join the respective Boards of Directors of the Company and Needham Bank.

Mr. Reilly has also entered into a Consulting Agreement with Needham pursuant to which he will provide consulting services to Needham for 18 months after the Merger at a monthly fee of $27,500. Separately, Mr. Reilly will receive two lump sum cash payments upon completion of the Merger: a payment of $800,000 in settlement of his rights under his employment agreement with BankProv and a payment of $250,000 in exchange for his non-competition and non-solicitation commitments in the Consulting Agreement. The foregoing summary of the Consulting Agreement is not complete and is qualified in its entirety by reference to the full text of the Consulting Agreement, which is attached as Exhibit 99.2 to this Form 8-K and are incorporated herein by reference in its entirety.

Item 7.01	Regulation FD Disclosure.

On June 5, 2025, the Company issued a press release announcing its entry into the Merger Agreement. A copy of the press release is furnished as Exhibit 99.2 to this Form 8-K.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits

Exhibit No.	Description
2.1	Agreement and Plan of Merger by and among NB Bancorp, Inc., Needham Bank, 1828 MS, Inc., Provident Bancorp, Inc., and BankProv, dated as of June 5, 2025
99.1	Form of Voting Agreement
99.2	Consulting Agreement by and among Joseph B. Reilly, NB Bancorp, Inc. and Needham Bank dated as of June 5, 2025
99.3	Press Release dated June 5, 2025
104.1	Cover Page Interactive Data File (Embedded within Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

PROVIDENT BANCORP, INC.

DATE: June 5, 2025	By:	/s/ Joseph B. Reilly
Joseph B. Reilly President and Chief Executive Officer